[Bryan Cave LLP Letterhead]

December 1, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Tom Kluck
Erin E. Martin
Howard Efron
Kevin Woody

Re:	GreenHaven Coal Fund
Registration Statement on Form S-1
File No. 333-182301 -- RESPONSE TO STAFF COMMENTS

Ladies and Gentlemen:

On behalf of GreenHaven Coal Fund (the “Fund”) and GreenHaven Coal Services, LLC (the “Sponsor”), we set forth below the Fund’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), received during the course of a telephone conversation between Erin E. Martin and the undersigned on November 6, 2014 (the “Comments”), with respect to the Fund’s Registration Statement on Form S-1, File No. 333-182301, initially filed on June 22, 2012 and as most recently amended by Amendment No. 5 to Registration Statement on Form S-1 filed October 16, 2014 (as amended to date, the “Form S-1”).

The Fund is not filing a pre-effective amendment to the Form S-1 at this time, but will file a final pre-effective amendment to the Form S-1, incorporating any necessary revisions described herein, upon completion of the Fund’s audit. For your convenience, we have set forth below a summary of our understanding of the Comments in italics followed by the Fund’s response thereto.

General

1.	Please confirm that the Trust Agreement is the only agreement between the Sponsor and the Fund.

Response: The Fund’s Trust Agreement is the only agreement between the Sponsor and the Fund. The Fund is in the process of amending the Trust Agreement to change the name of the Fund to “GreenHaven Coal Fund” among other ministerial changes.

2.	Please describe Fund shareholder voting rights as provided for in the Trust Agreement and relevant Delaware state law.

Response: As stated in the Fund’s Trust Agreement, including Section 7.02(d), the Fund’s shareholders generally do not have any voting rights under the Trust Agreement except as required under applicable U.S. federal law or under the rules or regulations of an exchange. However, the Fund’s shareholders will have certain limited voting rights under the Delaware Statutory Trust Act, including but not limited to voting rights associated with the continuation of the trust in the context of a pending dissolution, and in connection with a conversion, merger, consolidation, transfer or domestication. In addition, shareholders will have statutory rights to bring derivative actions in the right of the Fund.

Securities and Exchange Commission

December 1, 2014

3.	Please provide an update on the status of the Fund’s 19b-4 application.

Response: On November 7, 2014, the NYSE Arca, Inc. received approval from the Securities and Exchange Commission of its proposed rule change to list and trade shares of the Greenhaven Coal Fund.

Thank you for your consideration of our responses to your comments. We would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

cc:	Mr. Cooper Anderson, GreenHaven Coal Services, LLC
Mr. Eliot Robinson, Bryan Cave LLP